Exhibit 1.01

Tandem Diabetes Care, Inc.
Conflict Minerals Report
For the Reporting Period January 1 to December 31, 2021

This Conflict Minerals Report (“CMR”) has been prepared by Tandem Diabetes Care, Inc. on behalf of itself and its subsidiaries (collectively referred to as “Tandem,” the “Company,” “we,” “our” or “us”) for calendar year 2021 pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). The terms “Conflict Minerals” or “3TG” as used in this report includes cassiterite, columbite-tantalite (coltan), wolframite, gold, or their derivatives, which the SEC has currently limited to tin, tantalum, tungsten and gold.

I.Company Overview

Tandem is a medical device company focused on the design, development, and commercialization of technology solutions for people living with diabetes. Tandem does not directly source Conflict Minerals from mines, smelters or refiners, and in most cases is many levels removed from these suppliers. However, in certain instances, 3TG metals are necessary materials in the products Tandem manufactures and sells. In light of this, the Company is dedicated to tracing the origin of these 3TG metals to confirm our sourcing practices do not support conflict, armed groups1 or human rights abuses in the Democratic Republic of Congo (“DRC”) or an adjoining country2 (together with the DRC, the “Covered Countries”).

II.Product and Supply Chain Overview

Tandem manufactures the t:slim X2™ insulin pump and sells this product directly and through distribution partnerships in the United States and Canada, and through distribution partners into select additional countries. All of our insulin pump products share important common features, including a black aluminum case and chrome trim. They are watertight with an IPX7 rating and feature a micro-USB connection that supports rapid recharging and a vivid, full-color touch screen made of high-grade, shatter-resistant glass.

Tandem currently manufactures its insulin pumps at its headquarters in San Diego, California. Tandem manufactures its insulin pumps with components and sub-assemblies supplied by outside vendors. Before 2020, we manufactured and tested our disposable cartridge products at our facility in San Diego, California. Since that time, we have transferred a substantial portion of our cartridge manufacturing and testing to an experienced third-party contract manufacturer. We also use external third parties to sterilize our finished cartridges. All finished cartridges are packaged for sale at our facilities in San Diego. Tandem then assembles, tests, packages, and ships the finished insulin pumps and cartridges. The cartridges do not contain any metals or minerals.

Tandem purchases certain components and materials from single sources due to quality considerations, costs, or constraints resulting from regulatory requirements. We do not directly source Conflict Minerals from mines, smelters, or refiners, and are many levels removed from these market participants and, therefore, have limited influence over their behavior. Furthermore, because of the depth, geographic diversity, and constant evolution of our supply chain, and due to competitive factors, we often have significant difficulty identifying market participants upstream from our direct suppliers. However, through the efforts described in this CMR, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is described below.

For purposes of this CMR, references to our “products” refer to tangible components of our insulin pumps, and references to our “suppliers” refer to our direct product suppliers.

1 The term “armed groups” is defined in this Form SD as an armed group that is identified as a perpetrator of serious human rights abuses in the annual Country Reports on Human Rights Practices relating to the DRC or an adjoining country.

2 The term “adjoining country” is defined in this Form SD as a country that shares an internationally recognized border with the DRC, which presently includes Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

Exhibit 1.01
III.Conflict Minerals Policy

In February 2015, Tandem adopted a Statement on Conflicts Minerals (the “Conflict Minerals Policy”), as amended in 2018 relating to the responsible sourcing of Conflict Minerals by its suppliers. The Conflict Minerals Policy is available at www.tandemdiabetes.com, under “Investor Center,” accessible through the “Environmental, Social & Governance” menu, under the “Corporate Governance” tab.

The Conflict Minerals Policy indicates that the Company is dedicated to working with its suppliers to increase transparency regarding the origin of minerals contained in its products. The Conflict Minerals Policy demonstrates that the Company expects its suppliers to:

•Conduct business operations in an ethical manner and comply with all applicable laws related to environmental responsibility, workplace health and safety, and human rights.

•Participate fully in the Company’s inquiry regarding their use of Conflict Minerals, including providing complete, accurate and timely responses to surveys and other inquiries requested by or on behalf of the Company.

The Conflict Minerals Policy demonstrates that the Company supports the humanitarian goal of ending the illegal trade of Conflict Minerals originating in the DRC and adjoining countries.

IV.Conflict Minerals Analysis and Reasonable Country of Origin Inquiry

Based upon a review of our products and our reasonable country of origin inquiry (“RCOI”), we have concluded that:

•our products contain Conflict Minerals that are necessary to the production or functionality of our products; and

•we are unable to determine whether the Conflict Minerals present in our products originate in the Covered Countries.

We are therefore required by the Final Rules to file with the SEC a Specialized Disclosure Report on Form SD (“Form SD”) and a Conflict Minerals Report as an exhibit thereto.

V.Smelters and Refineries Identified

Tandem made requests of 18 suppliers to complete the Conflict Minerals Reporting Template (the “CMRT”). As a result of Tandem’s RCOI, all 18 suppliers responded; 8 suppliers provided completed CMRTs to Tandem; 10 suppliers stated they did not use Conflict Minerals in their production processes relative to products supplied to Tandem; three suppliers described the investigations undertaken and their policies against use of Conflict Minerals from Covered Countries and confirmed their good faith beliefs that Conflict Minerals from Covered Countries are not knowingly used in the production of products supplied to Tandem,

Some suppliers may have reported to us smelters and refiners that were not in our supply chain due to over-inclusiveness in the information received from their suppliers, or for other reasons. For example, one supplier reporting on a “company” level listed 9,949 smelters, ultimately reduced down to 514 unique entries, and three others each listed over 250 smelters on a “company” level, in some instances including both smelters which have been deemed Responsible Minerals Assurance Process (“RMAP”) Conformant and those which have not.

Exhibit 1.01
Collectively, our suppliers listed 519 smelters and refiners believed to be unique. In reviewing these lists of smelters and refiners, three of the unique smelter locations were in the Covered Countries. The smelters and refiners described below may not be all of the smelters and refiners in our supply chain, since the suppliers did not identify all of the smelters and refiners in their supply chains, and because we did not receive complete responses from all suppliers. Due to our position in the supply chain, we rely on our suppliers for accurate smelter and refiner information and our reasonable country of origin inquiry and due diligence measures do not provide absolute certainty regarding the source of the necessary Conflict Minerals contained in our in-scope products.

We compared the list of 519 unique smelters or refiners against Conformant and Active smelter or refiner lists per the RMAP for verification of existence and location of the smelters or refiners. That data is set forth below:

Mineral	RMAP Conformant	RMAP Active	Other Known Metal Processors	Not Listed	Total
Tin (Cassiterite)	78	0	94	1	173
Tantalum (Columbite-Tantalite or Coltan)	39	0	13	0	52
Tungsten (Wolframite)	55	0	12	0	67
Gold	171	0	54	2	227
TOTAL	343	0	173	3	519

As used in the table, “Conformant” and “Active” have the meanings given those terms by the RMAP. “Other Known Metal Processors” are those additional smelters and refiners listed on the ‘Smelter Lookup’ tab of the Conflict-Free Sourcing Initiative’s (the “CFSI”) CMRT and the list of known processing facilities published by the U.S. Department of Commerce (the “Commerce Department List”). The “Not Listed” refers to refiners that were identified in suppliers’ CMRT, but that were not listed as Conformant, Active, or Other Known Metal Processors in the RMAP database. The compliance status reflected in the table is based solely on information made publicly available by the RMAP as of April 29, 2022, without independent verification by us.

The identified smelter locations for the smelters and refiners described in the table included the following countries: Andorra, Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, China, Columbia, Czechia, Estonia, France, Germany, Ghana, India, Indonesia, Italy, Japan, Kazakhstan, Republic of Korea, Kyrgyzstan, Lithuania, Malaysia, Mauritania, Mexico, Myanmar, Netherlands, New Zealand, North Macedonia, Norway, Peru, Philippines, Poland, Russian Federation, Rwanda, Saudi Arabia, Singapore, South Africa, Spain, Sudan, Sweden, Switzerland, Taiwan, Thailand, Turkey, Uganda, United Arab Emirates, United States of America, Uzbekistan, Vietnam, Zambia, and Zimbabwe.

VI.Design of Due Diligence Measures

Tandem designed its due diligence with respect to the source and chain of custody of the Conflict Minerals contained in its products based on the five-step framework set forth in the Third Edition of the Organization for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the supplements thereto (collectively, “OECD Guidance”).3

VII.Due Diligence Measures Implemented

Tandem does not have a direct relationship with any mineral SORs. Therefore, our due diligence fact-finding was completed via communications with our suppliers. Due diligence measures undertaken by the Company include the following:
3 OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Supplement on Tin, Tantalum and Tungsten and Supplement on Gold 2016, available at
http://www.oecd.org/daf/inv/mne/OECD-Due-Diligence-Guidance-Minerals-Edition3.pdf.

Exhibit 1.01

Establish Strong Company Management Systems

•Develop and maintain a conflict minerals policy. Tandem’s Conflict Minerals Policy is available at www.tandemdiabetes.com, under “Investor Center,” accessible through the “Environmental, Social & Governance” menu, under the “Corporate Governance” tab.

•The implementation of Tandem’s RCOI and the conducting of due diligence on the source and chain of custody of Tandem’s necessary Conflict Minerals are managed by Tandem’s supply chain and legal departments. To the extent that red flags or other issues are identified in the supplier data acquisition or engagement processes, these issues and red flags will be addressed first by the responsible individuals within the supply chain and legal departments and subsequently escalated to the Board of Directors, if determined advisable by the legal department.

•The supply chain and legal staff responsible for Conflict Minerals compliance (i) have received training regarding Conflict Minerals compliance and (ii) are required to be familiar with Tandem’s Conflict Minerals Policy and with Tandem’s Conflict Minerals-related processes and procedures.

•Records of material Conflict Minerals-related documentation are maintained electronically by Tandem for a period of five (5) years from the date of creation.

•Each year since 2015, Tandem provides to existing suppliers a copy of the Conflict Minerals Policy, and new suppliers will be provided with a copy of the Conflict Minerals Policy as part of Tandem’s annual conflicts minerals due diligence. In addition, a Conflict Minerals compliance provision (the “Conflict Minerals Contractual Provision”) was added to Tandem’s form manufacturing agreement and purchase order terms requesting that suppliers (i) comply with the Conflict Minerals Policy and (ii) cooperate with Tandem in providing the information required by the CMRT. Tandem will request that the Conflict Minerals Contractual Provision be incorporated into (i) new manufacturing agreements and (ii) existing manufacturing agreements when such agreements are negotiated for renewal, with suppliers Tandem deems critical.

•Interested parties can report improper activities in violation of the Conflict Minerals Policy or the Conflict Minerals Rules via our ethics hotline located at tandemdiabetes.com/ethicspoint. All reported activities will be reviewed by the appropriate individuals within the supply chain and legal departments.

Identify and Assess Risk in the Supply Chain

•Tandem requests that its suppliers who supply products contracted to be manufactured, components or subassemblies which contain metals or minerals complete in full the electronic Responsible Minerals Initiative CMRT. The CMRT is used to provide Tandem with information regarding its suppliers’ practices with respect to the sourcing of Conflict Minerals to enable it to comply with its requirements under the Final Rules. The CMRT will be distributed to suppliers at least annually to obtain information regarding changes in supplier circumstances.

•Tandem’s supply chain and legal departments manage the collection of information reported on the CMRT by its suppliers.

•Tandem uses a series of escalating responses to address the failure of a supplier to provide the information required by the CMRT.

Design and Implement a Strategy to Respond to Identified Risks

Exhibit 1.01
•If, on the basis of red flags that are identified as a result of either (i) the supplier data acquisition or engagement processes or (ii) the receipt of information from other sources, Tandem determines that there is a reasonable risk that a supplier is sourcing Conflict Minerals that are directly or indirectly financing or benefiting armed groups, Tandem will enforce the Conflict Minerals Policy and the Conflict Minerals Contractual Provision binding such supplier (if any) by means of a series of escalations.

•Such escalations may range from prompt engagement with the supplier to resolve the sourcing issue, to requiring such supplier to implement a risk management plan (which plan may involve, as appropriate, remedial action up to and including disengagement from upstream suppliers).

Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

Since we do not have a direct relationship with the smelters and refiners that process the Conflict Minerals that are present in our products, we rely on the Conflict-Free Sourcing Initiative (the “CFSI”) to conduct third-party audits of smelters and refineries.

Report on Supply Chain Due Diligence

As required by the Final Rules, we file a Form SD and a Conflict Minerals Report as an exhibit thereto for the Reporting Period. The Form SD and Conflict Minerals Report are also available on our website at
http://investor.tandemdiabetes.com/corporate-governance/esg.

VIII.Steps to Mitigate Risk

Tandem intends to continuously improve upon its supply chain due diligence efforts to mitigate the risk that Conflict Minerals sourced for its products benefit armed groups in the Covered Countries, by implementing the following measures:

•Maintain Tandem’s Conflict Minerals Policy. The Conflict Minerals Policy is available at www.tandemdiabetes.com, under “Investor Center,” accessible through the “Environmental, Social & Governance Menu,” under the “Corporate Governance” tab.

•Continue to engage suppliers to provide training and relay the importance of Conflict Minerals reporting requirements.

•Maintain an internal cross-functional team with members from Purchasing, Compliance, Finance, Internal Audit and Legal Departments.

•Use internal and external resources, implement internal process and contractual measures to strengthen engagement with suppliers.

•Continue to maintain a grievance mechanism.

•Publicize Company’s Hotline as a mechanism to report grievances relating to the sourcing of Conflict Minerals contained in the Company’s products. Reports can be submitted by calling the Company’s Hotline, by web or by email/mail, information for which is available at tandemdiabetes.com/ethicspoint.

•Clearly communicate expectations to suppliers with regard to their performance, transparency, sourcing, and effort to provide accurate and complete information about the SORs in their supply chains that process Conflict Minerals.

•Continue to compare RCOI results to information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter program.

Exhibit 1.01
•Continue to improve agreements with suppliers, which hold suppliers in breach of contract, exposing them to possible fines, suspension or termination, should they fail to comply with Tandem’s Conflict Minerals Policy and reporting requirements. Continue to expand and further implement training and education resources to be made available to its suppliers.

•Continue to engage suppliers to encourage further improvement and reliability in its SORs.

•Report Annually on Supply Chain Due Diligence. This Form SD and CMR contained herein are available on our website at http://investor.tandemdiabetes.com/corporate-governance/esg.

INDEPENDENT PRIVATE SECTOR AUDIT

Pursuant to SEC guidance issued April 29, 2014 and the SEC order issued May 2, 2014, Tandem is not required to describe any of its products as “DRC conflict free” (as defined in Section 1, Item 1.01(d)(4) of Form SD), “DRC conflict undeterminable” (as defined in Section 1, Item 1.01(d)(5) of Form SD) or “having not been found to be ‘DRC conflict free,’” and therefore makes no conclusion in this regard in the report presented herein. Furthermore, given that Tandem has not voluntarily elected to describe any of its products as “DRC conflict free,” an independent private sector audit of the report presented herein is not required to be and has not been conducted.

FORWARD LOOKING STATEMENTS

Statements relating to due diligence improvements are forward-looking in nature and are based on Tandem’s management's current expectations or beliefs. These forward-looking statements are not a guarantee of performance and are subject to a number of uncertainties and other factors that may be outside of Tandem’s control and that could cause actual events to differ materially from those expressed or implied by the statements made herein.

DOCUMENTS INCORPORATED BY REFERENCE

Unless otherwise stated herein, any documents, third party materials or references to websites (including Tandem’s) are not incorporated by reference in, or considered to be a part of this CMR, unless expressly incorporated by reference herein.